EXCEED SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69344

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
                                                 MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EXCEED SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 EAST 45TH STREET
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name -- if individual, state last, first, middle name)

100 E. SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, John Clark Gillam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEED SECURITIES LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

KATHRYN PAIGE DEVITO
Notary Public – State of New York
NO. 01DE6305958
Qualified in Queens County
My Commission Expires Jun 16, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXCEED SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Exceed Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Exceed Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Exceed Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Exceed Securities, LLC's management. Our responsibility is to express an opinion on Exceed Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Exceed Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Exceed Securities, LLC's auditor since 2014.

Maitland, Florida

March 13, 2018

EXCEED SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	14,788
CRD deposit		191
Total assets	$	14,979

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,081
Total liabilities		4,081
Member's equity		10,898
Total liabilities and member's equity	$	14,979

The accompanying notes are an integral part of this financial statement.

EXCEED SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Exceed Securities LLC (the "Company") was formed in the state of Delaware on August 6, 2013. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 6, 2014. The Company primarily provides consulting services on mergers, acquisitions and private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Income taxes - The Company, with the consent of its member, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax period before 2014.

Revenue recognition – The Company earns advisory revenues through success fees based upon the occurrence of certain events, which may include announcements or completion of various types of financial transactions and also through retainer fees arrangements. Revenue is recognized when:
1. There is a contractual arrangement with a client
2. Agreed upon services have been provided
3. Fees are fixed or determinable
4. Collection is reasonably assured

Fair value of financial instruments – Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Exceed Holdings LLC, ("Parent") formed in the state of Delaware on October 22, 2012. In addition, the Parent made capital contributions in the amount of $4,000 in 2017.

3. RELATED PARTY TRANSACTIONS (continued)

Effective April 1, 2015, the Company executed an expense sharing agreement with Parent, Exceed Holdings LLC. The agreement stipulates the related company will pay certain operating expenses of the Company, for which the Company does not have an obligation, directly, or indirectly to reimburse or otherwise compensate the Parent and amounted to $2,600 for the year ending December 31, 2017. This agreement was terminated in January 2017. Effective March 3, 2017, the Company entered into an agreement with GF Capital, LLC, an affiliate of the Company. The agreement stipulates that GF Capital, LLC will pay the Company's expenses until such time as FINRA approves the acquisition of the Company by Nebari Capital, LLC. This amounted to $65,242 for the year ended December 31, 2017 and is included in the administrative fees income.

Additionally, the company reimbursed related parties for compliance services, office expenses and rent in the amount of $54,707.

4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2017, the cash deposits did not exceed the FDIC limits. During the year ended December 31, 2017, one client accounted for 45% of total revenue.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2017, the Company's net capital was $10,707 as defined by the SEC, which was $5,707 in excess of its minimum net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was approximately 38% versus the maximum allowable percentage of 1500%.

6. REVENUE FROM CONTRACTS WITH CUSTOMERS (TOPIC 606)

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. Transfer of control is not the same as transfer of risks and rewards, as it is considered in current guidance. The Company will also need to apply new guidance to determine whether revenue should be recognized over time or at a point in time. ASU 2014-09, as deferred by ASU 2015-14, will be effective for annual reporting periods beginning after December 15, 2017, using either of two methods: (a) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (b) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09.

6. REVENUE FROM CONTRACTS WITH CUSTOMERS (TOPIC 606) (continued)

The Company has evaluated the new guidance and the adoption will not have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

7. COMMITMENTS AND CONTINGENCIES

The company leases its office facilities under a lease agreement dated December 16, 2013 with a commencement date of January 1, 2014 expiring January 31, 2015. The lease required the company to provide a security deposit in the amount $6,875 and subjects the company to a departure fee of $175 per workstation. The lease has been renewed through and including March 31, 2017. As of April 1, 2017, the Company doesn't have any lease commitments.

The company does not have any commitments (other than the lease described above), guarantees, or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

8. SUBSEQUENT EVENTS

On January 3, 2018, FINRA approved the acquisition of the Company by Nebari Capital, LLC. Subsequently, on January 5, 2018, Nebari Securities, LLC, a Delaware limited liability company ("Nebari") merged with the Company and the succeeding company changed its name to Nebari Securities, LLC.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 13, 2018, the date the financial statements were available to be issued.